Subsidiaries

ROO Media Corporation, a Delaware corporation and wholly owned subsidiary of the Company

ROO Media (Australia) Pty Limited, an Australia corporation and wholly owned subsidiary of the Company

ROO Broadcasting Ltd., an Australia corporation and wholly owned subsidiary of the Company

Undercover Media Pty Ltd., an Australia corporation and wholly owned subsidiary of the Company

ROO TV Pty. Ltd., an Australia corporation and wholly owned subsidiary of the Company

Bickhams Media, Inc., a Delaware corporation and wholly owned subsidiary of the Company

VideoDome.Com Networks, Inc., a wholly owned subsidiary of Bickhams Media, Inc. and a California corporation

ROO Media Europe Limited, a United Kingdom corporation and wholly owned subsidiary of the Company

Factory 212 Pty Ltd., an Australian corporation and 51% owned subsidiary of the Company

Reality Group Pty. Ltd, an Australian corporation and 51% owned subsidiary of the Company